[redacted]

11015081

SECU[illegible] MISSION
Washington, D.C. 20549

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RECEIVED
FEB 07 2011
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/09 (MM/DD/YY) AND ENDING 11/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LiabSol, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17C Curzon Street
(No. and Street)

London	United Kingdom	W1J5HU
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Malpas — 011+44 (020) 7659-6950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Malpas, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LiabSol Inc., as of November 30, 20 10, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director

Title

Notary Public

RYAN EDWARD RONALD MOODY
Notary Public of London, England
My commission expires with life

Feb. 03rd, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

LIABSOL INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

November 30, 2010 and 2009

LIABSOL INC.

November 30, 2010 and 2009

CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
LiabSol Inc.

We have audited the accompanying statement of financial condition of LiabSol Inc. as of November 30, 2010 and 2009 and the related statements of operations, changes in stockholder's (deficit) equity, and, cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiabSol Inc. at November 30, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

New York, New York
February 03, 2011

LiabSol Inc.
Statements of Financial Condition

	November 30, 2010	November 30, 2009
Assets		
Cash in Banks	$ 44,255	$ 79,808
Due from Affiliate - Liability Solutions International Limited	-	76,002
Prepaid expenses	2,088	10,790
	46,343	166,600
Furniture and Equipment at cost	-	130,897
Less: Accumulated Depreciation	-	(82,144)
	-	48,753
Restricted Cash Held by Bank as Collateral for Letter of Credit	352	223,347
Total Assets	$ 46,695	$ 438,700
Liabilities and Stockholder's (Deficit) Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$ 10,000	$ 27,652
Deferred Rent Concession	-	8,316
Due to Parent Company - Liability Solutions Limited	400	-
Subordinated Loans Payable to Parent Company -- including accrued interest of $108,252	-	1,158,252
Total Liabilities	10,400	1,194,220
Stockholder's (Deficit) Equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	5,000	5,000
Additional Paid-In Capital	2,314,259	1,109,261
	2,319,259	1,114,261
Accumulated Deficit	(2,282,964)	(1,869,781)
Total Stockholder's Equity (Deficit)	36,295	(755,520)
Total Liabilities & Stockholder's Equity (Deficit)	$ 46,695	$ 438,700

The accompanying notes are an integral part of these financial statements

LiabSol Inc.
Statements of Operations

	Year Ended November 30, 2010	2009
Revenues		
Fee Income	$ 96,470	$ 967,392
Interest Income	862	4,547
Other Income	-	4,359
Total Revenues	97,332	976,298
Expenses		
Employee Compensation, Payroll Taxes, Benefits and Temp Help	13,485	944,814
Regulatory Compliance	12,765	17,662
Occupancy Costs	266,176	213,255
Travel and Related Expenses	564	75,073
Accounting and Auditing	32,807	49,650
Other Operating Expenses	78,212	307,239
Communications and Data Processing	11,007	38,295
Depreciation of Furniture, Fixtures and Equipment	-	17,734
Loss on Abandonment of Furniture and Equipment	48,752	-
Interest Expense	46,747	67,083
Total Expenses	510,515	1,730,805
Net (Loss)	$ (413,183)	$ (754,507)

The accompanying notes are an integral part of these financial statements

LiabSol Inc.
Statements of Cash Flows

	Year Ended November 30, 2010	2009
Cash flows from operating activities:		
Net (Loss)	$ (413,183)	$ (754,507)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation, Amortization and Loss on disposal	-	17,734
Loss on Abandonment of Furniture, Fixtures and Equipment	48,752	
Interest Income Earned on Restricted Cash Held by Bank as Collateral for Letter of Credit	(352)	(6,027)
Execution of Letter of Credit in connection with lease default funded by Restricted Cash held by Bank as collateral	206,470	-
Interest Income Earned on Restricted Cash Held		
Decrease in Prepaid Expenses	8,702	704
(Decrease) in Accounts Payable and Accrued Expenses	(17,652)	(24,943)
(Decrease) in Deferred Rent Concession	(8,316)	(3,441)
Decrease/(increase) in Due from Affiliate - Liability Solutions International	76,002	(44,442)
Increase/(decrease) in Due to Parent Company - Liability Solutions Limited	400	(57,003)
Interest Accrued on Subordinated Loan from Parent Company	46,746	67,083
Net cash (used for) operating activities	(52,431)	(804,842)
Cash flows from investing activities:		
Decrease in Cash Held by Bank as Collateral for Letter of Credit	16,878	2,334
Net cash (used for) investing activities	16,878	2,334
Cash flows from financing activities:		
Additional paid-in capital from parent company	-	295,000
Proceeds of Subordinated Loan from Parent Company	-	350,000
Net cash provided by financing activities	-	645,000
(Decrease) in Cash	(35,553)	(157,508)
Cash at Beginning of Period	79,808	237,316
Cash at End of Period	$ 44,255	$ 79,808

The accompanying notes are an integral part of these financial statements

LiabSol Inc.

Statements of Changes in Stockholder's (Deficit) Equity

For the Years Ended November 30, 2010 and 2009

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)
	Shares	Amount			
Balances at December 1, 2008	100	$ 5,000	$ 814,261	$ (1,115,274)	$ (296,013)
Additional paid-in capital from parent company			295,000		295,000
Net (Loss)	-	-	-	(754,507)	(754,507)
Balances at November 30, 2009	100	5,000	1,109,261	(1,869,781)	(755,520)
Conversion of Subordinated Loans Payable into Additional Paid-in Capital			1,204,998		1,204,998
Net (Loss)	-	-	-	(413,183)	(413,183)
Balances at November 30, 2010	100	$ 5,000	$ 2,314,259	$ (2,282,964)	$ 36,295

Liabsol Inc.

Statements of Changes in Liabilities Subordinated to Claims of Creditors

For the Years Ended November 30, 2010 and 2009

Balances at December 1, 2008	$ 741,169
Subordinated loan from parent company	350,000
Interest accrued on subordinated loan	67,083
Balances at November 30, 2009	1,158,252
Interest accrued on subordinated loan	46,746
Amount converted to additional paid in capital	(1,204,998)
Balances at November 30, 2010	$ -

The accompanying notes are an integral part of these financial statements

Liabsol Inc.
Notes to Financial Statements
November 30, 2010

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:

LiabSol Inc. (the "Company" or "LSI") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It has been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in London, United Kingdom. It is a wholly owned subsidiary of Liability Solutions Limited ("LSL") which is based in London, United Kingdom. LSL is a wholly owned subsidiary of Liability Solutions International Limited ("LSIL"), which in turn is a wholly owned subsidiary of Liability Solutions Group Limited the ultimate parent undertaking.

At the beginning of the year the Company temporarily ceased trading activities. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

On December 30, 2009, the Company changed its name from Liability Solutions Inc. to LiabSol Inc.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition
For 2010 and 2009, the Company recognized as income a 100% allocation of revenues (management and performance fees) earned by LSL in respect of accounts managed by the Company's salespeople as per LSL Board of Directors resolution. The Board of Directors of LSL approved the allocation of $85,220 (2010) and $487,062 (2009) of the management and performance fees. Additionally, LSL's Board approved service fees of $nil (2010) and $387,729 (2009) to LSI for services LSI provided to LSL pursuant to a Management Services Agreement.

c. Depreciation and Amortization
- Furniture and equipment is stated at cost and principally comprised of computer equipment and software.
- Depreciation and amortization are computed using primarily the straight-line method based upon the estimated useful lives of the related assets of 3 to 7 years.

- Following termination of the Company's lease all fixed assets were disposed of at the start of the year.

d. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency
The Company is dependent on the continued financial support by LSL, its parent company. While LSL has promised continued support of the Company for the foreseeable future, it is dependent on the continued financial viability of LSL and its parent company, LSIL. The Company's expenses are limited to recurring administrative costs such as audit fees, accounting fees and FINRA related costs. Management prepares annual budgets and monitors these costs against the budget.

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company's cash balances are on deposit with Citibank in accounts which are federally insured although bank balances generally exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

f. Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable, accrued expenses and intercompany liabilities, approximate fair value because of the short maturity of those instruments.

g. Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 -- INCOME TAXES

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2010, the Company had net operating loss carryovers approximating $2,000,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2030, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $800,000 and $650,000 has been provided on the deferred tax asset at November 30, 2010 and November 30, 2009, respectively. The increase in the valuation allowance in the year ended November 30, 2010 was $150,000. Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company's outstanding capital stock) has increased by more than 50 percentage points.

The Company follows accounting standards for *Accounting for Uncertainty in Income Taxes*. This provides guidance for recognizing and measuring uncertain tax positions, as defined in *Accounting for Income Taxes*. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the years ended November 30, 2010 and 2009, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

NOTE 4 -- STOCKHOLDER'S CONTRIBUTED CAPITAL

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to LSL for $5,000. From the Company's inception (July 12, 2002) through November 30, 2010, LSL (the Company's U.K. parent and the sole owner of all of the Company's issued shares) made contributions of additional paid-in capital aggregating $2,314,259.

NOTE 5 -- RELATED PARTY TRANSACTIONS

Balances Due To or From Affiliates

The Company owed LSL $400 on account of unsettled intercompany transactions as of November 30, 2010. Additionally, the Company had $76,002 on account of unsettled intercompany transactions as of November 30, 2009, due from LSIL.

Subordinated Loans Payable to Parent Company

a) On August 24, 2007, the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On September 28, 2007, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

- This subordinated loan, which was repayable no earlier than September 30, 2011 (as

amended), bore interest at 6% which was generally accumulated and considered part of the loan balance as it accumulated. The balance of $409,706 including accrued interest of $59,706 was converted into additional paid in capital during the year. The balance at November 30, 2009 was $395,682, including accrued interest of $44,682.

b) On April 28, 2008, the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On May 9, 2008, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

- This subordinated loan, which was repayable no earlier than April 28, 2011, bore interest at 8% which was generally accumulated and considered part of the loan balance as it accumulated. The balance of $413,185 including accrued interest of $63,185 was converted into additional paid in capital during the year. The balance at November 30, 2009 was $394,487, including accrued interest of $44,487.

c) On December 19, 2008 the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On January 22, 2009, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

- This subordinated loan, which was repayable no earlier than January 22, 2012, bore interest at 6% which was generally accumulated and considered part of the loan balance as it accumulated. The balance of $381,107 including accrued interest of $32,107 was converted into additional paid in capital during the year. The balance at November 30, 2009 was $368,083, including accrued interest of $18,083

Below is a summary of the balance due to LSI in respect of subordinated loans, including accrued interest as of November 30, 2010 and 2009:

	November 30, 2010	November 30, 2009
8% Loan Due April 28, 2011	$ -	$ 394,487
6% Loan Due September 30, 2011	-	395,682
6% Loan Due January 22, 2012	-	368,083
	$ -	$ 1,158,252

Interest expense incurred on the above loans was $46,747 for the year ended November 30, 2010 and $67,083 for the year ended November 30, 2009.

Fee Income Substantially Earned from Parent Company
The Company earned the following fees from LSL for the years ended November 30, 2010 and 2009.

	Year Ended November 30, 2010	2009
Management Fee	$ 68,087	$ 487,062
Performance Fees	17,133	-
Service Fee Income	-	387,729
	$ 85,220	$ 874,791

Expenses Charged by Parent Company
Pursuant to a Management Services Agreement, the Company receives executive, financial, sales and marketing, information technology and general services from its parent company, LSL. LSL charged the Company for these expenses, which are included with Other Operating Expenses in the Statements of Operations as follows:

	Year Ended November 30, 2010	2009
Administration	$ 400	$ 78,977
Information Technology	-	37,280
Research	-	113,482
Sales Support	-	34,479
	$ 400	$ 264,218

NOTE 6 -- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At November 30, 2010, the Company's minimum capital requirement was $692 and is required at all times to maintain minimum dollar net capital of no less than $5,000. At November 30, 2010, the Company had net capital of $33,855. The Company had an aggregate indebtedness to net capital ratio of 0.31 to 1. The Company's overseas parent, LSL, has committed to contribute additional capital or to make subordinated loans to be treated as capital on an as needed basis, such commitment being supported by LSL's parent company, LSIL. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital.

NOTE 7 -- SUPPLEMENTAL CASH FLOW DISCLOSURES

	Year Ended November 30, 2010	2009
Supplemental cash flow disclosures:		
Cash paid during the period for:		
Interest	$ -	$ -
Income Taxes	$ 885	$ 680
Non-cash financing activities:		
Subordinated Loans from Parent Company converted into Additional Paid-in Capital	$ 1,204,999	$ -

NOTE 8 – COMMITMENTS AND OTHER COMMENTS

Premises Operating Leases

In February 2007, the Company entered into a five (5) year non-cancelable office lease in New York, New York providing for minimum fixed monthly rental payments of $17,206. Occupancy commenced on May 11, 2007 and the lease was scheduled to expire on May 10, 2012.

As security for the lease, the Company deposited with the landlord an unconditional, irrevocable and transferable direct pay Letter of Credit issued by and drawn on Citibank in the amount of $206,470 and secured by a certificate of deposit with a balance of $207,042 as of February 17, 2010, the date the funds were drawn by the landlord.

On August 19, 2010, the Company entered into a "Confidential Settlement Agreement and Release" ("the Agreement") with the landlord of its office space at 590 Madison Avenue, New York, New York. In connection with the Agreement, the Company relinquished possession of the space and has been relieved of any further obligations under the lease. In connection with relinquishing possession of the space, the Company abandoned furniture, fixtures and equipment with a net book value at November 30, 2009 of $48,782.

NOTE 9 – SUBSEQUENT EVENTS

We evaluated events occurring between the end of our fiscal year, November 30, 2010, and February 03, 2011 when the financial statements were issued.

LiabSol Inc.

Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

November 30, 2010

Assets	$ 46,695
Less Liabilities	(10,400)
Total Ownership Equity	36,295
Plus Subordinated Liabilities	-
Total Capital and Allowable Subordinated Liabilities	36,295
Less Non-allowables	(2,440)
Net Capital Before Haircuts and Undue Concentration	33,855
Less Haircuts and Undue Concentration	-
Net Capital	33,855
Minimum Capital Requirement	693
Minimum dollar net capital requirement	5,000
Excess Net Capital	$ 28,855
Total Aggregate Indebtedness	$ 10,400
Excess Net Capital at 1200%	$ 27,855
Percentage of Aggregate Indebtedness to Net Capital	31%

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2010

Net Capital per above	$ 28,855
Rounding	-
Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2010	$ 28,855

Liabsol Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

November 30, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(I) of the Rule.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

Report by Independent Certified Public Accountants on Internal Control

Board of Directors
LiabSol, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of LiabSol, Inc. (the Company), for the years ended November 30, 2010 and 2009 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2010 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

New York, New York
February 03, 2011

Liabsol Inc.

SUPPLEMENTAL SIPC REPORT

November 30, 2010

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

Board of Directors
Liabsol Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Liabsol Inc. for the period ended November 30, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period December 01, 2009 to November 30, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Liabsol Inc. taken as a whole.

KBL, LLP

New York, New York
February 03, 2011

Liabsol Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Ended November 30, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$241
Less Payments Made:			
	Date Paid	Amount	
	7/13/2010	$201	
			(201)
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$40
Payment made with Form SIPC 7T			$40

See Accountant's Report

Liabsol Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Ended November 30, 2010

Total revenue for the fiscal period beginning December 01, 2009 and ending November 30, 2010	$97,332
Additions:	
Various (list)	
Total additions	$0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Interest and dividend expense	$862
Total deductions	$862
SIPC NET OPERATING REVENUES	$96,470
GENERAL ASSESSMENT @ 0.0025	$241

See Accountant's Report